SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
[RULE 13D-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 17)*
Loral Space & Communications Inc.
(Name of Issuer)
Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)
543881106

(CUSIP Number)
Doron Lipshitz, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, New York 10036
(212) 326-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 30, 2009

(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
Continued on following pages
(Page 1 of 17 Pages)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 543881106	13D	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS MHR CAPITAL PARTNERS MASTER ACCOUNT LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Anguilla, British West Indies

	7	SOLE VOTING POWER

NUMBER OF		1,113,710

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,113,710

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,113,710

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No. 543881106	13D	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS MHR ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,262,752

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,262,752

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,262,752

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No. 543881106	13D	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,120,249

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,120,249

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,120,249

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No. 543881106	13D	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,630,350

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,630,350

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,630,350

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No. 543881106	13D	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS IIA LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,414,383

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,414,383

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,414,383

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No. 543881106	13D	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,372,719

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,372,719

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,372,719

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No. 543881106	13D	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,117,350

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,117,350

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,117,350

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	40.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No. 543881106	13D	Page 9 of 17 Pages

1	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		8,132,350

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,132,350

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,132,350

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	40.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

Page 10 of 17 Pages
     This statement on Schedule 13D (this “Statement”) further amends and supplements, as Amendment No. 17, the Schedule 13D filed on November 30, 2005 (the “Original 13D”), which was amended on October 19, 2006 by Amendment No. 1 to the Original 13D (“Amendment No. 1”), on October 30, 2006 by Amendment No. 2 to the Original 13D (“Amendment No. 2”), on February 28, 2007 by Amendment No. 3 to the Original 13D (“Amendment No. 3”), on March 23, 2007 by Amendment No. 4 to the Original 13D (“Amendment No. 4”), on August 9, 2007 by Amendment No. 5 to the Original 13D (“Amendment No. 5”), on August 31, 2007 by Amendment No. 6 to the Original 13D (“Amendment No. 6”), on November 2, 2007 by Amendment No. 7 to the Original 13D (“Amendment No. 7”), on July 17, 2008 by Amendment No. 8 to the Original 13D (“Amendment No. 8”), on October 22, 2008 by Amendment No. 9 to the Original 13D (“Amendment No. 9”), on November 12, 2008 by Amendment No. 10 to the Original 13D (“Amendment No. 10”), on November 24, 2008 by Amendment No. 11 to the Original 13D (“Amendment No. 11”), on December 4, 2008 by Amendment No. 12 to the Original 13D (“Amendment No. 12”), on December 5, 2008 by Amendment No. 13 to the Original 13D (“Amendment No. 13”), on December 8, 2008 by Amendment No. 14 to the Original 13D (“Amendment No. 14”), on December 24, 2008 by Amendment No. 15 to the Original 13D (“Amendment No. 15”) and on March 20, 2009 by Amendment No. 16 to the Original 13D (“Amendment No. 16” and, together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14 and Amendment No. 15, the “Schedule 13D”), and relates to the common stock, par value $0.01 per share (the “Common Stock”), of Loral Space & Communications Inc. (the “Issuer”). Capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 16.

Page 11 of 18 Pages
Item 4. Purpose of Transaction.
     Item 4 is hereby amended to add the following:
     On June 30, 2009, Master Account, Capital Partners (100), Institutional Partners, MHRA, MHRM, Institutional Partners II, Institutional Partners IIA and Institutional Partners III (collectively, the “MHR Funds”) and the Issuer entered into a letter agreement (the "Letter Agreement") whereby the MHR Funds deferred the Issuer’s obligations under the New Registration Rights Agreement with respect to the listing of the Issuer’s Non-Voting Common Stock on the NASDAQ Global Select Market (or other securities exchange, if and as relevant), until receipt at any time of written notice from the MHR Funds requesting such listing, whereupon the Issuer has agreed to use its reasonable efforts to cause the Non-Voting Common Stock to be listed on the NASDAQ Global Select Market or such other securities exchange on which the Issuer’s Common Stock is then listed.
     The foregoing discussion of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement attached as Exhibit 1 to this Statement and incorporated into this Item 4 by reference.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended by deleting such Item in its entirety and replacing it with the following:
     The percentages set forth below are calculated based on information contained in the Issuer’s Registration Statement filed on Form S-3 on June 2, 2009, which disclosed that there were 20,317,368 shares of Common Stock outstanding as of April 30, 2009.
     All references to percentage beneficial ownership in Item 1 and this Item 5(a) are calculated by reference only to the shares of Common Stock and without reference to the beneficial ownership of any shares of Non-Voting Common Stock, which are not a class of an “equity security” as defined by Rule 13d-1(i) of the Act. Reference to the Non-Voting Common Stock in the footnotes to this Item 5(a) are made supplementally and for informational purposes only.
     (a) (i) Master Account may be deemed the beneficial owner of 1,113,7101 shares of Common Stock held for its own account (approximately 5.5% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).
     (ii) Capital Partners (100) may be deemed the beneficial owner of 149,0422 shares of Common Stock held for its own account (approximately 0.7% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).
     (iii) Advisors may be deemed the beneficial owner of 1,262,7523 shares of Common Stock (approximately 6.2% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 1,113,710 shares of Common Stock held for the account of Master Account and (B) 149,042 shares of Common Stock held for the account of Capital Partners (100).
     (iv) Institutional Partners may be deemed the beneficial owner of 2,120,249 shares of Common Stock held for its own account (approximately 10.4% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

Page 12 of 17 Pages
     (v) MHRA may be deemed the beneficial owner of 205,097 shares of Common Stock held for its own account (approximately 1.0% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).
     (vi) MHRM may be deemed the beneficial owner of 305,004 shares of Common Stock held for its own account (approximately 1.5% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).
     (vii) Institutional Advisors may be deemed the beneficial owner of 2,630,350 shares of Common Stock (approximately 12.9% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 2,120,249 shares of Common Stock held for the account of Institutional Partners, (B) 205,097 shares of Common Stock held for the account of MHRA and (C) 305,004 shares of Common Stock held for the account of MHRM.
     (viii) Institutional Partners II may be deemed the beneficial owner of 958,3364 shares of Common Stock held for its own account (approximately 4.7% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).
     (ix) Institutional Partners IIA may be deemed the beneficial owner of 2,414,3835 shares of Common Stock held for its own account (approximately 11.9% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).
     (x) Institutional Advisors II may be deemed the beneficial owner of 3,372,7196 shares of Common Stock (approximately 16.6% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 958,336 shares of Common Stock held for the account of Institutional Partners II, and (B) 2,414,383 shares of Common Stock held for the account of Institutional Partners IIA.
     (xi) Institutional Partners III may be deemed the beneficial owner of 851,5297 shares of Common Stock held for its own account (approximately 4.2% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

Page 13 of 17 Pages
     (xii) Institutional Advisors III may be deemed the beneficial owner of 851,5298 shares of Common Stock (approximately 4.2% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of 851,529 shares of Common Stock held for the account of Institutional Partners III.
     (xiii) Fund Management may be deemed the beneficial owner of 8,117,3509 shares of Common Stock (approximately 40.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners, MHRA, MHRM, Institutional Partners II, Institutional Partners IIA and Institutional Partners III.
     (xiv) Dr. Rachesky may be deemed the beneficial owner of 8,132,35010 shares of Common Stock (approximately 40.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (a) all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of Fund Management, Advisors, Institutional Advisors, Institutional Advisors II and Institutional Advisors III, and (b) 15,000 restricted shares of Common Stock, 2,500 of which vested on May 22, 2007, 5,000 of which vested on May 22, 2008, 2,500 of which vested on May 20, 2009, 2,500 of which vested on May 22, 2009 and 2,500 of which will vest on May 20, 2010.
     (b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 1,113,710 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 1,113,710 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above.
     (ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 149,042 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 149,042 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above.
     (iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 1,262,752 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 1,262,752 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above.

Page 14 of 17 Pages
     (iv) Institutional Partners may be deemed to have (x) the sole power to direct the disposition of 2,120,249 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners as described above, and (y) the sole power to direct the voting of 2,120,249 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners as described above.
     (v) MHRA may be deemed to have (x) the sole power to direct the disposition of 205,097 shares of Common Stock which may be deemed to be beneficially owned by MHRA as described above, and (y) the sole power to direct the voting of 205,097 shares of Common Stock which may be deemed to be beneficially owned by MHRA as described above.
     (vi) MHRM may be deemed to have (x) the sole power to direct the disposition of 305,004 shares of Common Stock which may be deemed to be beneficially owned by MHRM as described above, and (y) the sole power to direct the voting of 305,004 shares of Common Stock which may be deemed to be beneficially owned by MHRM as described above.
     (vii) Institutional Advisors may be deemed to have (x) the sole power to direct the disposition of 2,630,350 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors as described above, and (y) the sole power to direct the voting of 2,630,350 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors as described above.
     (viii) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 958,336 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 958,336 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners II as described above.
     (ix) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 2,414,383 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 2,414,383 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners IIA as described above.
     (x) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 3,372,719 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 3,372,719 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors II as described above.
     (xi) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 851,529 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 851,529 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above.
     (xii) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 851,529 shares of Common Stock which may be deemed to be beneficially

Page 15 of 17 Pages
owned by Institutional Advisors III as described above, and (y) the sole power to direct the voting of 851,529 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above.
     (xiii) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 8,117,350 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 8,117,350 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above.
     (xiv) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 8,132,350 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 8,132,350 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above.
     (c) On May 19, 2009, the Issuer granted Dr. Rachesky 5,000 restricted stock units. Each restricted stock unit has a value equal to one share of the Issuer’s Common Stock and generally provides the recipient with the right to receive one share of Common Stock or cash equal to one share of Common Stock, at the option of the Issuer, on the settlement date.
     (d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.
     (ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).
     (iii) The partners of Institutional Partners, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners in accordance with their partnership interests in Institutional Partners.
     (iv) The partners of MHRA, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of MHRA in accordance with their partnership interests in MHRA.
     (v) The partners of MHRM, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of MHRM in accordance with their partnership interests in MHRM.
     (vi) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.
     (vii) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

Page 16 of 17 Pages
     (viii) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.
     (e) Not applicable.

     1 In addition, Master Account may be deemed the beneficial owner of 1,089,120 shares of Non-Voting Common Stock held for its own account.
     2 In addition, Capital Partners (100) may be deemed the beneficial owner of 125,922 shares of Non-Voting Common Stock held for its own account.
     3 In addition, Advisors may be deemed the beneficial owner of 1,215,042 shares of Non-Voting Common Stock held for the accounts of Master Account and Capital Partners (100).
     4 In addition, Institutional Partners II may be deemed the beneficial owner of 540,200 shares of Non-Voting Common Stock held for its own account.
     5 In addition, Institutional Partners IIA may be deemed the beneficial owner of 1,360,934 shares of Non-Voting Common Stock held for its own account.
     6 In addition, Institutional Advisors II may be deemed the beneficial owner of 1,901,134 shares of Non-Voting Common Stock held for the accounts of Institutional Partners II and Institutional Partners IIA.
     7 In addition, Institutional Partners III may be deemed the beneficial owner of 6,389,497 shares of Non-Voting Common Stock held for its own account.
     8 In addition, Institutional Advisors III may be deemed the beneficial owner of 6,389,497 shares of Non-Voting Common Stock held for the account of Institutional Partners III.
     9 In addition, Fund Management may be deemed the beneficial owner of all of the shares of Non-Voting Common Stock otherwise described in the footnotes to this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.
     10 In addition, Dr. Rachesky may be deemed the beneficial owner of all of the shares of Non-Voting Common Stock otherwise described in the footnotes to this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of Fund Management, Advisors, Institutional Advisors II and Institutional Advisors III.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The information set forth in Item 4 above and Exhibit 1 of Item 7 to this Statement are incorporated into this Item 6 by reference.
Item 7. Material to be filed as Exhibits.
     Letter Agreement, dated as of June 30, 2009, by and among Loral Space & Communications Inc. and the persons affiliated with MHR Fund Management LLC listed on the signature pages thereof (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on June 30, 2009).

Page 17 of 17 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 2, 2009	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC, its General Partner

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR ADVISORS LLC

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL PARTNERS LP

	By:	MHR Institutional Advisors LLC, its General Partner

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL ADVISORS LLC

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC, its General Partner

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL ADVISORS II LLC

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR FUND MANAGEMENT LLC

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Managing Principal

MARK H. RACHESKY, M.D.

	By:	/s/ Hal Goldstein, Attorney in Fact